Exhibit (h)(4)

January 1, 2008

LETTER AGREEMENT

Managers Trust II (the “Trust”)

800 Connecticut Avenue

Norwalk, Connecticut 06854

Re: Expense Limitation and Recoupment Agreement

Ladies and Gentlemen:

This letter agreement documents (i) an undertaking by Managers Investment Group LLC (the “Advisor”) to limit the total operating expenses of Managers Intermediate Duration Government Fund, a series of the Trust (the “Fund”) and (ii) our agreement regarding the extent to which the Advisor shall, under certain circumstances, receive payment from the Trust as recoupment of certain amounts paid, waived or reimbursed by the Advisor to the Trust in fulfillment of the undertaking by the Advisor to limit the expenses of the Fund. This agreement shall terminate in the event the Fund Management Agreement between the Trust and the Advisor terminates with respect to the Fund.

From time to time hereafter, the Advisor may voluntarily undertake to waive its advisory fee payable by the Fund and/or pay or reimburse the Fund’s expenses such that the Fund’s total operating expenses do not exceed a certain amount (the “Expense Cap”). If the Advisor undertakes an Expense Cap with respect to the Fund, the Trust shall be obligated to pay the Advisor all amounts previously paid, waived or reimbursed by the Advisor with respect to the Fund pursuant to such Expense Cap, provided that the amount of such additional payment in any year, together with all other expenses of the Fund, in the aggregate, would not cause the Fund’s expense ratio in any such year to exceed the amount of the Expense Cap and provided further that no additional payments shall be made with respect to amounts paid, waived or reimbursed more than thirty-six (36) months from the time of any such payment, waiver or reimbursement.

Any payments by the Trust under this Letter Agreement shall be in addition to all amounts otherwise payable to the Advisor as an advisory fee for services under the Fund Management Agreement with the Trust.

The Advisor hereby undertakes to limit the total operating expenses (exclusive of taxes, interest, brokerage commissions, acquired fund fees and expenses, and extraordinary items) of the Fund to 0.89% of average daily net assets until at least May 1, 2009.

Sincerely,

Managers Investment Group LLC

By:	/s/ Keitha L. Kinne
Name:	Keitha L. Kinne
Title:	Chief Investment Officer

ACKNOWLEDGED AND ACCEPTED

Managers Trust II

By:	/s/ Donald S. Rumery
Name:	Donald S. Rumery
Title:	Treasurer and Chief Financial Officer